Filed by CBRE Acquisition Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: CBRE Acquisition Holdings, Inc.

Commission File No. 001-39798

On July 13, 2021, Mr. Robert E. Sulentic, Chair of the Board of Directors of CBRE Acquisition Holdings, Inc. and Mr. Lars Norell, Co-Founder and Co-Chief Executive Officer of Altus Power, Inc. appeared on CNBC’s Squawk on the Street for an interview with Mr. David Faber and Ms. Leslie Picker. The transcript of the interview follows:

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David Faber:

Joining me now is Bob Sulentic, CBRE CEO, and Lars Norell, co-founder and co-CEO of Altus.

David Faber:

Lars, let me start with you. As you look for a potential partner in going public, is CBRE going to enhance the opportunity for your company to put your solar cells obviously on a lot more buildings than perhaps might’ve been the case with another SPAC?

Lars Norell:

Yes, they definitely will. We had many options and we considered the alternative of just doing a traditional IPO, but once CBRE reached out to us, the sheer magnitude of the seven billion square feet of real estate that CBRE manages was incredible and very difficult for us to say no to.

Lars Norell:

So it was love at first sight once we met them and we’re very happy to be combining with their SPAC today.

David Faber:

Yeah, it does seem to at least make some sense. Bob, I’m curious, of those buildings you manage and everything else, I mean, what percentage at this point actually have some solar panels? And how often is the conversation happening these days where at least they’re considering doing something along those lines to lower their carbon footprint, for example?

Robert E. Sulentic:

Well, that question gets to the heart of the opportunity here. A relatively low percentage of those buildings have solar power today, but a relatively high percentage of the owners and occupiers of those buildings are looking for help in the area of sustainability, green energy, carbon neutrality.

Robert E. Sulentic:

One of our real objectives with this SPAC was to find a company we could combine with that helped us serve our clients, that was positioned such that we could help them grow and was positioned also with real secular tailwinds. We think Altus is perfect for that. And of course, if it works the way we think it will, it’ll help CBRE grow and this will be a very successful investment.

David Faber:

Well, I want to hear how it will help you grow and how it will work, but I also want to come back to sort of incentives here because there’s been some criticism, and rightly so, for SPACs, in part because oftentimes the sponsors’ incentives are not necessarily fully aligned with those of the investors. You say in your presentation you are incentivized to create value over an extended time horizon, Bob. What is it that’s different about this SPAC perhaps from others that that makes you point that out in your investor presentation?

Robert E. Sulentic:

Our SPAC is structured differently than virtually all other SPACs. There’s only a very small handful that have a structure wherein we only share in the promote. We only get our interest in the publicly traded company as the value of the SPAC or the value of the company goes up 10% above what the IPO price of the SPAC was and then grows from there.

Robert E. Sulentic:

So we are very aligned with our shareholders. That’s something we wanted from the outset. We wanted that kind of dynamic. We don’t expect this to be our only SPAC and we want to be a very strong sponsor for the companies we combine with and also the companies that invest in us.

David Faber:

Lars, talk about the opportunity here. I’m looking at your deck in part in terms of your revenue estimates going out to 2024 I think at $336 million. You also say that the proceeds from the transaction, and I think our viewers have seen them, we put it up on the screen, are going to fully fund your forecasted growth. You’re not going to need to raise any more equity?

Lars Norell:

No, we don’t think so. About half of 1% of all energy made in the United States last year was made from commercial rooftop solar. And in, for example, 2045, California has committed to have 100% of its energy coming from the sun and wind power. And so there is significant growth that is going to happen. The market is going to grow many times over. And we’ve had the benefit of being sponsored by Blackstone for the last seven years, and now we have both Blackstone and CBRE, and basically all their customers are looking for ways to power their businesses and activities with renewable energy.

Lars Norell:

So it’s a very real thing that’s happening right now and our solution is really real estate centric. It takes the buildings and the parking lots that these clients occupy and turns them into solar generation activities.

David Faber:

And you become a distributed power supplier, or you already are obviously because this business is already in existence, but are there any impediments to that? You’ve got them all over the country, so you’re, what, connecting into the grid at various points? We always hear about some roadblocks or things that make that more difficult. Are there any things that need to be overcome to make this a reality?

Lars Norell:

Absolutely. It’s a great question. One of the interesting things that we get with CBRE that we have not counted on is their massive amounts of data. And they have data on the consumption of energy from elevators, HVAC equipment and mechanical systems in the buildings.

Lars Norell:

So when you take normal solar that we have right now, in the near future, we’re going to be able to combine it with energy storage, which we are already doing, but you can also connect it to electrical vehicle charging, and then ultimately start connecting these buildings to each other so that they can codepend and some buildings can generate electricity and others can use them. And that effectively starts becoming the smart grid. We’re not there yet, but that’s ultimately where we headed.

David Faber:

So Bob, coming back to CBRE then, I mean, you sort of held that out as a possibility. Is this going to be a significant revenue generator, not just obviously what you hope will be success for the SPAC you’ve launched, but for the company itself?

Robert E. Sulentic:

This is going to be a very nice tool in our toolkit to serve our clients something they really want. So of course, when we can come at them with solutions that are lined up with their desires, in this case, green energy sustainability, which they’re all pushing for us and others to help them with, it’s definitely going to help grow our business. This is the kind of thing we’re looking for strategically to invest in.

Leslie Picker:

Lars, the price of solar installations been coming down quite significantly over the last decade or so. Is that a helpful aspect for your business? Are you able to operate at scale given some of these price declines? And what are your expectations for the price of solar installations moving forward?

Lars Norell:

Absolutely. We have both gotten much better at building and constructing these systems, but the equipment has gotten significantly cheaper as well. Solar panels, for example, have come down by about 90% in terms of cost in the last decade.

Lars Norell:

And really, the important thing for Altus and other companies in the space is to be competitive with grid power. Of course, all our contracts with our 200 some customers and counting sell power to them at a discount. So they’re able to buy electricity from us cheaper and it’s obviously also clean, and that’s a really beneficial thing.

David Faber:

And Bob, finally, to come back to you on something we’ve talked about with you in the past, it does appear to be coming clearer that a lot of companies are not going back to having people in the office full-time. I think hybrid seems to be here to stay. I’m curious what you’re seeing from your portfolio and your tenants and what your expectations are. Are we ever going to see some of these office buildings even repurpose for other uses beyond putting solar panels on them?

Robert E. Sulentic:

Well, we’ve seen a real interesting dynamic. For sure companies are going to use a hybrid approach, some back in the office, some from home, and this is not a new theme for us to be discussing here. I believed for some time and we believed for some time that things were going to settle in at maybe 80, 85%. We’re going to really get evidenced to where this thing is going after Labor Day, but I still believe that’s where it’s going to settle in.

Robert E. Sulentic:

What we’re seeing in the marketplace though, is that the best office buildings, the office buildings with great HVAC systems and elevator systems and the ability to move around the building efficiently, those buildings are becoming a real area of focus. They’re becoming very valuable. I think you’re going to see more and more of that in the future. And of course some antiquated stock will be repurposed potentially or go out of use, but a lot of interesting things are going to be happening in the go back to the office scenario between now and year end.

David Faber:

All right. No plans to do another SPAC or is this the only one you’re going to do as a corporation?

Robert E. Sulentic:

Oh, this is a big part of our strategy, to sponsor companies that we think can help us serve our clients and we can help them succeed. Some will be through SPACs, we expect to do more SPACs, and some will be other deals like the one that we announced several months ago with Industrious, where we bought a portion of that company, 40%. This is part of what you should expect from CBRE going forward.

David Faber:

All right. We’ll be watching closely. Gentlemen, thanks to you both. Appreciate it.

Lars Norell:

Thank you.

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Important Information About the Transaction and Where to Find It

CBRE Acquisition Holdings, Inc. (“CBAH”) intends to file with the U.S. Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 (the “Form S-4”), which will include a preliminary proxy statement/prospectus in connection with the proposed business combination (the “Merger”) and will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders. CBAH’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with CBAH’s solicitation of proxies for its stockholders’ meeting to be held to approve the Merger because the proxy statement/prospectus will contain important information about CBAH, Altus Power, Inc. (“Altus”) and the Merger. The definitive proxy statement/prospectus will be mailed to stockholders of CBAH as of a record date to be established for voting on the Merger. Stockholders will also be able to obtain copies of the Registration Statement on Form S-4 and the proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to CBRE Acquisition Holdings, Inc., 2100 McKinney Avenue, Suite 1250, Dallas, TX 75201.

Participants in the Solicitation

CBAH, Altus and certain of their respective directors and officers may be deemed participants in the solicitation of proxies of CBAH’s stockholders with respect to the approval of the Merger. CBAH and Altus urge investors, stockholders and other interested persons to read, when available, the Form S-4, including the preliminary proxy statement/prospectus and amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein, as well as other documents filed with the SEC in connection with the Merger, as these materials will contain important information about Altus, CBAH and the Merger. Information regarding CBAH’s directors and officers and a description of their interests in CBAH is contained in CBAH’s annual report on Form 10-K for the fiscal year ended December 31, 2020. Additional information regarding the participants in the proxy solicitation, including Altus’s directors and officers, and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Registration Statement on Form S-4 and the definitive proxy statement/prospectus for the Merger when available. Each of these documents is, or will be, available at the SEC’s website or by directing a request to CBAH as described above under “Important Information About the Transaction and Where to Find It.”

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “could”, “continue”, “expect”, “estimate”, “may”, “plan”, “outlook”, “future” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements, which involve risks and uncertainties, relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable and may also relate to CBAH’s and Altus’s future prospects, developments and business strategies. In particular, such forward-looking statements include statements concerning the timing of the Merger, the business plans, objectives, expectations and intentions of CBAH once the Merger and the other transactions contemplated thereby (the “Transactions”) and change of name are complete (“New Altus”), and Altus’s estimated and future results of operations, business strategies, competitive position, industry environment and potential growth opportunities. These statements are based on CBAH’s or Altus’s management’s current expectations and beliefs, as well as a number of assumptions concerning future events.

Such forward-looking statements are subject to known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside CBAH’s or Altus’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (2) the inability to complete the Transactions due to the failure to obtain approval of the stockholders of CBAH or Altus or other conditions to closing in the Merger Agreement; (3) the ability of New Altus to meet NYSE’s listing standards (or the standards of any other securities exchange on which securities of the public entity are listed) following the Merger; (4) the inability to complete the private placement of common stock of CBAH to certain institutional accredited investors; (5) the risk that the announcement and consummation of the Transactions disrupts Altus’s current plans and operations; (6) the ability to recognize the anticipated benefits of the Transactions, which may be affected by, among other things, competition, the ability of New Altus to grow and manage growth profitably, maintain relationships with customers, business partners, suppliers and agents and retain its management and key employees; (7) costs related to the Transactions; (8) changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals required to complete the Transactions; (9) the possibility that Altus and New Altus may be adversely affected by other economic, business, regulatory and/or competitive factors; (10) the impact of COVID-19 on Altus’s and New Altus’s business and/or the ability of the parties to complete the Transactions; (11) the outcome of any legal proceedings that may be instituted against CBAH, Altus, New Altus or any of their respective directors or officers, following the announcement of the Transactions; and (12) the failure to realize anticipated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions and purchase price and other adjustments.

Additional factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements can be found in CBAH’s most recent annual report on Form 10-K, subsequently filed quarterly reports on Form 10-Q and current reports on Form 8-K, which are available, free of charge, at the SEC’s website at www.sec.gov, and will also be provided in the Registration Statement on Form S-4 and CBAH’s proxy statement/prospectus when available. New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect us. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and CBAH and Altus undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, changes in expectations, future events or otherwise.

This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in CBAH and is not intended to form the basis of an investment decision in CBAH. All subsequent written and oral forward-looking statements concerning CBAH and Altus, the Transactions or other matters and attributable to CBAH and Altus or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the Transactions and shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.